                                                                    EXHIBIT 11.1

           Computation of Pro Forma Net Income/Loss per Common Share
                 (Dollars in Thousands, except per share data)
                                   Unaudited

The computation of net income (loss) available     3 mos ended           6 mos ended
 and adjusted shares outstanding follows:           28-Jun-97             28-Jun-97
Income from Operations                               16,012                6,384

Pro Forma Interest                                    2,372                4,810

Pro Forma Income before Income Taxes                 13,640                1,574

Pro Forma Income Tax Provision                        5,729                  661

Pro Forma Net Income                                  7,911                  913

Pro Forma Preferred Stock Dividends/Accretion           837                1,653

Pro Forma Net Income (Loss)                           7,074                 (740)

Weighted average number of common shares
  outstanding                                         1,434                1,434

Add:
  Assumed exercise of options that are
  common stock equivalents                               55                   --
  Assumed exercise of warrants                          316                   --

Adjusted shares outstanding, used for primary
  and fully diluted computation                       1,805                1,434

Net Income (Loss) applicable to common share           3.92                (0.52)


Note: On June 11, 1997, the Company completed a Recapitalization whereby the number of outstanding shares of common stock were reduced from approximately 6,548,000 to 1,433,643. The pro forma computation of earnings (loss) per share reflects (i) the common stock and common stock equivalents outstanding after the Recapitalization as if they were outstanding for the entire three or six month periods, as applicable; (ii) the new debt and equity balances and the resulting interest expense, net of income tax benefits, as if the Recapitalization occurred on December 29, 1996; and (iii) the preferred stock dividends and related discount amortization from the beginning of the period to the Recapitalization date.


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